UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No 5)*

CARTESIAN, INC.
(Name of Issuer)

Common Stock, par value $0.005 per share
(Title of Class of Securities)

146534102
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 146534102	Page 2 of 7

1		NAME OF REPORTING PERSON HERSHEY MANAGEMENT I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 731,389
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 731,389
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 731,389
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 146534102	Page 3 of 7

1		NAME OF REPORTING PERSON hershey strategic capital, Lp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 731,389
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 731,389
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 731,389
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 146534102	Page 4 of 7

1		NAME OF REPORTING PERSON hershey strategic capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 731,389
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 731,389
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 731,389
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 146534102	Page 5 of 7

Item 1.

           (a)           Name of Issuer:

Cartesian, Inc., formerly known as The Management Network Group, Inc.

           (b)           Address of Issuer’s Principal Executive Offices:

7300 College Blvd., Suite 302

Overland Park, KS 66210

Item 2.

           (a)           Name of Person Filing:

Hershey Management I, LLC

Hershey Strategic Capital, LP

Hershey Strategic Capital GP, LLC

           (b)           Address of Principal Business Office or, if none, Residence:

888 7th Avenue, 17th Floor

New York, New York 10019

           (c)           Citizenship:

Hershey Management I, LLC is a Delaware limited liability company.

Hershey Strategic Capital, LP is a Delaware limited partnership.

Hershey Strategic Capital GP, LLC is a Delaware limited liability company.

           (d)           Title of Class of Securities:

Common Stock

           (e)           CUSIP Number:

146534102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in section 3(a)(6) of the Act

CUSIP No. 146534102	Page 6 of 7

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act

(d)	☐	Investment Company registered under section 8 of the Investment Company Act

(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee Benefit Plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a) – (c)

As of the date hereof, Hershey Strategic Capital, LP beneficially owned 731,389 shares of Common Stock of Cartesian, Inc., representing 8.0% of the outstanding Common Stock, based on 9,055,895 shares of Common Stock outstanding, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended October 3, 2015.

Hershey Management I, LLC is the investment advisor of Hershey Strategic Capital, LP. Hershey Strategic Capital GP, LLC is the general partner of Hershey Strategic Capital, LP. Adam Hershey is the sole managing member of both Hershey Management I, LLC and Hershey Strategic Capital GP, LLC.

As the investment advisor, Hershey Management I, LLC has the voting and dispositive power with respect to all of the 731,389 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 146534102	Page 7 of 7

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2016

Hershey Management I, LLC

By: /s/ Adam Hershey
Adam Hershey, Managing Member

Hershey Strategic Capital, LP
By: Hershey Strategic Capital GP, LLC,
General Partner

By: /s/ Adam Hershey
Adam Hershey, Managing Member

Hershey Strategic Capital gp, llc

By: /s/ Adam Hershey
Adam Hershey, Managing Member